UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 11-K
(Mark One):

[X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
OF 1934.
For the fiscal year ended December 31, 2012

OR

[ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934.
For the transition period from ___________ to ____________

Commission file number 1-16095

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

COVENTRY HEALTH CARE, INC.
RETIREMENT SAVINGS PLAN
6720-B Rockledge Drive, Suite 700
Bethesda, MD 20817

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Aetna Inc.
151 Farmington Ave
Hartford, Connecticut 06156

REQUIRED INFORMATION

1)	Financial Statements and Schedules (and Notes thereto)
2)	Consent of Independent Registered Public Accounting Firm to Incorporation By Reference (attached)

SIGNATURES

Coventry Health Care, Inc. Retirement Savings Plan. Pursuant to the requirements of the Securities
Exchange Act of 1934, the Plan Administrators have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COVENTRY HEALTH CARE, INC. RETIREMENT SAVINGS PLAN

Date: June 28, 2013	By:	/s/ John J. Ruhlmann
John J. Ruhlmann, SVP and Controller
	By:	/s/ Stephen Barley
Stephen Barley, VP of Human Resources

Coventry Health Care, Inc. Retirement Savings Plan
Financial Statements and Supplemental Schedules
Year Ended December 31, 2012
Contents
Report of Independent Registered Public Accounting Firm………………………………………………………….1

Financial Statements
Statements of Net Assets Available for Benefits…………………………………………………………………………3
Statement of Changes in Net Assets Available for Benefits……………………………………………………………4
Notes to Financial Statements    ……………………………………………………………………………………………….5
Supplemental Schedules
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)……………………………………………………14
Schedule H, Line 4j - Schedule of Reportable Transactions…………………………………………………………15

Report of Independent Registered Public Accounting Firm

Administrative Committee
Coventry Health Care, Inc. Retirement Savings Plan:
We have audited the accompanying statement of net assets available for benefits of the Coventry Health Care, Inc. Retirement Savings Plan (the Plan) as of December 31, 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2012, and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2012, and the schedule of reportable transactions for the year ended December 31, 2012, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Hartford, Connecticut
June 28, 2013

Report of Independent Registered Public Accounting Firm

Administrative Committee
Coventry Health Care, Inc. Retirement Savings Plan:

We have audited the accompanying statement of net assets available for benefits of Coventry Health Care, Inc. Retirement Savings Plan (the Plan) as of December 31, 2011. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011, in conformity with US generally accepted accounting principles.

/s/ Ernst & Young LLP

Baltimore, Maryland
June 27, 2012

Coventry Health Care, Inc. Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2012	2011
Assets
Investments:
Investments	$847,336,411	$671,873,333
Total investments	847,336,411	671,873,333

Cash	212,160	33,215

Receivables:
Notes receivable from participants	30,390,956	26,848,671
Total receivables	30,390,956	26,848,671
Net assets available for benefits	$877,939,527	$698,755,219

See accompanying notes to the financial statements.

Coventry Health Care, Inc. Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2012

Additions
Investment income:
Interest and dividends	$19,039,038
Net appreciation in fair value of investments	128,916,814
Net investment income	147,955,852

Interest income from loans to participants	1,498,222

Contributions:
Participants	57,458,150
Rollovers	5,406,477
Employer, net of forfeitures	30,985,221
Total contributions	93,849,848

Total additions	243,303,922

Deductions
Benefits paid to participants	63,904,342
Administrative expenses, net of forfeitures	215,272
Total deductions	64,119,614

Net increase	179,184,308

Net assets available for benefits:
Beginning of year	698,755,219
End of year	$877,939,527

See accompanying notes to the financial statements.

Coventry Health Care, Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2012
1. Plan Description
The following description of the Coventry Health Care, Inc. Retirement Savings Plan (the Plan) is provided for general informational purposes only. Complete information regarding the Plan's provisions may be found in the Plan document, which is available from the Human Resources Department of Coventry Health Care, Inc.
General
Coventry Health Care, Inc. and subsidiaries (the Company) adopted a savings plan and trust effective April 1, 1998. The Plan is a defined contribution plan established by the Company under the provisions of Section 401(a) of the Internal Revenue Code (the Code), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the Code, for the benefit of eligible employees of the Company. All employees of the Company are automatically eligible to participate in the Plan upon commencement of employment, unless an alternate qualified plan is available to certain employees during the 410(b) transition period for newly acquired entities which may have previously sponsored a qualified plan prior to acquisition. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.
Effective December 1, 2006, the Plan was amended to remove the three-year service requirement for divestiture, allowing all participants regardless of their years of service to liquidate the Company common stock from their accounts, subject to SEC blackout period trading restrictions, and transfer the proceeds to other Plan investment options.
Effective September 17, 2012, the Plan was amended to provide a “pass-through” option for any dividends paid by Qualifying Employer Securities within the plan. Prior to this amendment the plan required that all dividends paid on the Qualifying Employer Securities would be reinvested in additional shares Qualifying Employer Securities. The pass-through option that was adopted by the plan via this amendment provides the participants with the choice of either having the dividend reinvested in additional shares Qualifying Employer Securities, or to receive the dividend in the form of a direct cash payment.
The Company completed its acquisition of Family Health Partners on January 1, 2012. As a result of this acquisition, the Family Health Partners 401(k) plan was terminated and the employees were given a choice to take cash distribution, roll over the balance to an IRA, or roll the balance into the Plan. As a result, $9,826 of rollovers are reflected in the Plan's statement of changes in net assets available for benefits as of December 31, 2012.

Coventry Health Care, Inc. Retirement Savings Plan
Notes to Financial Statements (continued)

1. Plan Description (continued)
On August 8, 2012, subsequent to the approval by the Board of Directors, the Company entered into a definitive agreement pursuant to which Aetna Inc. would acquire the Company once all required regulatory approvals were received. Final regulatory approved was received and as a result effective May 7, 2013 the acquisition of the Company by Aetna Inc. was completed. Since the acquisition did not close until after December 31, 2012, the acquisition did not have any material impact on the Plan's operations or the Qualifying Employer Securities held by the Plan, in each case through December 31, 2012.
Plan Administration
T. Rowe Price is the custodial trustee and record keeper of the Plan's investments in mutual funds, participant loans, and Company common stock in the Plan. The Plan is administered by the 401(k) Plan Investment Committee, which is appointed by the Board of Directors of the Company.
Contributions
Eligible employees are automatically enrolled with a deferral rate of 6% of compensation unless they specify otherwise. Eligible employees can contribute an amount up to 75% of compensation, as defined by the Plan, subject to certain limitations under the Code. Participants age 50 or over may make additional catch-up contributions. In addition, the Company provides a matching contribution equal to 100% of each participant's contribution up to a maximum of 3% of compensation, and 50% of each participant's contribution in excess of 3% up to a maximum of 6% of compensation considered, for a maximum matching contribution of 4.5% of eligible Plan compensation. Beginning August 3, 2012, the Company's matching contributions are invested in the participant's account in the same investments as their before-tax contributions rather than the Company's common stock fund.
Vesting
Participants are fully vested in their contributions and the earnings thereon. Vesting in employer matching contributions made prior to January 1, 2006, is based on years of service. Employer matching contributions made to Participant accounts prior to January 1, 2006, vest over the period listed below.

Less than one year	0%
One year	50%
Two years or more	100%

Coventry Health Care, Inc. Retirement Savings Plan
Notes to Financial Statements (continued)

1. Plan Description (continued)
Effective January 1, 2006, the Plan was amended so that Company matching contributions allocated on or after January 1, 2006, are referred to as safe harbor matching contributions. All safe harbor matching contributions made to the Plan from the effective date are 100% vested at all times.
Benefits
Upon termination of service, a participant may elect to receive an amount equal to the value of the participant's vested interest in his or her account. The form of payment is a lump-sum distribution. In-service withdrawals for situations including, but not limited to, financial hardships and attainment of age 59½, are allowed under the Plan.
Participant Accounts
Each participant's account is credited with the participant's contributions and allocations of (a) the Company's matching contributions and (b) Plan income (losses) based on the participant's investment and/or transaction activity. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts may first be used to pay administrative expenses and then to reduce future Company matching contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.
Participant Loans
A participant may borrow a maximum of the lesser of $50,000 or 50% of their vested account balance with a minimum loan amount of $500. Loans are repayable through payroll deductions over periods ranging up to five years, unless used to purchase a principal residence, in which case the term can be longer than five years. The interest rate is determined by the plan administrator to be a fixed rate at the time of borrowing using prevailing prime rate plus 2%. Interest rates on outstanding loans range from 5.00% to 10.25%. Each loan repayment is a combination of principal and interest payments based on the amortization schedule developed at the time the loan is processed by the Plan's record keeper. The loans are secured by the balance in the participant's account.

Coventry Health Care, Inc. Retirement Savings Plan
Notes to Financial Statements (continued)

1. Plan Description (continued)
Forfeitures / Plan Expenses
During 2012, $1,000,000 forfeited nonvested accounts were used to reduce employer contributions. As of December 31, 2012 and 2011, forfeited nonvested accounts available to reduce future employer contributions totaled $18,196 and $67,917, respectively. During 2012, $31,000 of forfeitures was used to pay administrative expenses. All plan expenses are reviewed by the Plan Administrator, or their designee, to ensure they meet the standards set by ERISA's fiduciary responsibility provisions before they are deducted from the plan assets. Any expenses deemed to not meet ERISA's fiduciary responsibility provisions are paid from the general assets of the employer.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.
2. Summary of Significant Accounting Policies
Basis of Accounting
The Plan's financial statements have been prepared on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes to financial statements. Actual results could differ from those estimates.
Income Recognition and Investment Valuation
Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date. Purchases and sales of securities, and any realized gains or losses resulting from those transactions, are recorded on a trade-date basis.

Coventry Health Care, Inc. Retirement Savings Plan
Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)
Investments of the Plan are stated at fair value. The shares of mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. The Company's common stock is valued at the last reported sales price on the last business day of the Plan year. Cash includes amounts to be used to pay for investments purchased but not yet settled at year-end. Participant loans are valued at their outstanding balances.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2012. If a participant ceases to make loan repayments and the plan administrator deems the loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
Recent Accounting Pronouncements

Effective January 1, 2012, the Plan adopted new guidance relating to fair value measurements. This new guidance amended and clarified certain existing fair value measurement principles and required additional disclosures for all Level 3 assets, including a qualitative discussion about the sensitivity of Level 3 fair value measurements. The new requirements do not have an impact on the Plan's net assets available for benefits or changes therein.

3. Investments
The values of individual investments that represent 5% or more of the Plan's net assets are as follows:

	December 31
	2012	2011
Company common stock	$214,145,065	$157,938,165
T. Rowe Price Summit Cash Reserves Fund	71,453,145	64,779,088
T. Rowe Price Retirement 2030 Fund	56,815,887	44,879,334
T. Rowe Price Retirement 2020 Fund	53,746,275	41,901,684
PIMCO Total Return Administrative Shares	47,455,821	38,500,665
Growth Fund of America	46,425,288	40,531,083

Coventry Health Care, Inc. Retirement Savings Plan
Notes to Financial Statements (continued)

During 2012, the Plan's investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

Mutual and stock funds	$52,758,243
Company common stock	76,158,571
Total	$128,916,814

4. Fair Value Measurements
ASC Topic 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1 - defined as observable inputs such as quoted prices in active markets; Level 2 - defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3 - defined as unobservable inputs in which little or no market data exists, therefore requiring the Company to develop its own assumptions.
The following table presents the fair value hierarchy for the Plan's financial assets measured at fair value on a recurring basis at December 31, 2012 and 2011:

		Quoted Prices in
		Active Markets	Significant Other	Significant
		for Identical	Observable	Unobservable
		Assets	Inputs	Inputs
	Total	Level 1	Level 2	Level 3
December 31, 2012
Cash	$212,160	$212,160	$—	$—
Mutual and stock funds	633,191,346	633,191,346	—	—
Company common stock	214,145,065	214,145,065	—	—
Total assets at fair value	$847,548,571	$847,548,571	$—	$—

Coventry Health Care, Inc. Retirement Savings Plan
Notes to Financial Statements (continued)

		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	Total	Level 1	Level 2	Level 3
December 31, 2011
Cash	$33,215	$33,215	$—	$—
Mutual and stock funds	513,935,168	513,935,168	—	—
Company common stock	157,938,165	157,938,165	—	—
Total assets at fair value	$671,906,548	$671,906,548	$—	$—

The Plan's Level 1 securities primarily consist of cash, mutual and stock funds, and Coventry common stock. The Company determines the estimated fair value for its Level 1 securities using quoted (unadjusted) prices for identical assets or liabilities in active markets.
At December 31, 2012 and 2011, the Plan did not carry any Level 2 or Level 3 financial assets. There were no transfers into or out of Level 2 or Level 3 during the years ended December 31, 2012 and 2011.
5. Nonparticipant-Directed Investments
Effective December 1, 2006, the Plan was amended to eliminate the three years of service requirement for divestiture of employer stock in the employer matching portion of the participant's balance. This amendment enabled all participants to diversify their company stock from their employer matching contributions regardless of service (see Note 1).
6. Related-Party Transactions
Certain of the Plan's administrative functions are performed by T. Rowe Price. In addition, certain Plan investments are shares of mutual funds and units in common trust funds managed by

Coventry Health Care, Inc. Retirement Savings Plan
Notes to Financial Statements (continued)

T. Rowe Price. The Plan paid T. Rowe Price $215,272 and $187,646 in fees in 2012 and 2011, respectively. Transactions with T. Rowe Price qualify as exempt party-in-interest transactions.
Fees paid during the Plan year for legal, accounting, and other professional services rendered or purchased by the Company and other parties-in-interest were based on customary and reasonable rates for such services.
7. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service (IRS) dated December 11, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. As a qualified Plan, the Plan is required to operate in conformity with the Code to maintain its qualification. Subsequent to the aforementioned determination by the IRS, effective January 1, 2011 the Plan was amended and restated. The amended and restated plan document has been filed with the IRS for a favorable letter of determination, but to date a new determination letter has not yet been received. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan, as amended and restated, is qualified and the related trust is tax-exempt.
Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
8. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Coventry Health Care, Inc. Retirement Savings Plan
Notes to Financial Statements (continued)

9. Subsequent Events
The Plan has evaluated subsequent events through June 28, 2013, the date of issuance of the financial statements.

Supplemental Schedules

Coventry Health Care, Inc. Retirement Savings Plan
EIN 52-2073000 Plan #002
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2012

	Description of Investment
	Including Maturity Date,
Identity of Issue, Borrower,	Rate of Interest, Collateral,		Current
Lessor, or Similar Party	Par, or Maturity Value	Cost	Value

Mutual and stock funds:
T. Rowe Price GNMA Fund*	1,282,268 shares	**	$12,835,504
PIMCO Total Return, Admin. Shares	4,222,048 shares	**	47,455,821
American Century Small Cap Value Fund	2,468,578 shares	**	21,007,600
T. Rowe Price Equity Income Fund*	495,779 shares	**	13,113,343
Fidelity Low Priced Stock Fund	152,268 shares	**	6,014,605
Growth Fund of America	1,360,249 shares	**	46,425,288
T. Rowe Price Mid-Cap Growth Fund*	623,817 shares	**	35,226,957
T. Rowe Price Mid-Cap Value Fund*	392,032 shares	**	9,424,440
Neuberger Berman Genesis Trust	498,432 shares	**	25,260,511
Baron Growth Fund	66,532 shares	**	3,570,106
T. Rowe Price Real Estate Fund*	520,097 shares	**	10,927,240
T. Rowe Price Retirement Income Fund*	573,664 shares	**	8,002,612
T. Rowe Price Retirement 2005 Fund*	78,760 shares	**	956,150
T. Rowe Price Retirement 2010 Fund*	728,806 shares	**	12,003,441
T. Rowe Price Retirement 2015 Fund*	495,183 shares	**	6,377,963
T. Rowe Price Retirement 2020 Fund*	3,005,944 shares	**	53,746,275
T. Rowe Price Retirement 2025 Fund*	992,513 shares	**	13,021,775
T. Rowe Price Retirement 2030 Fund*	3,002,954 shares	**	56,815,887
T. Rowe Price Retirement 2035 Fund*	716,270 shares	**	9,583,691
T. Rowe Price Retirement 2040 Fund*	1,947,826 shares	**	37,183,994
T. Rowe Price Retirement 2045 Fund*	392,132 shares	**	4,984,000
T. Rowe Price Retirement 2050 Fund*	861,866 shares	**	9,187,487
T. Rowe Price Retirement 2055 Fund*	68,754 shares	**	724,666
Royce Low Priced Stock Fund	601,893 shares	**	8,330,205
T. Rowe Price Summit Cash Reserves Fund*	71,453,145 shares	**	71,453,145
Harbor International Fund	460,602 shares	**	28,612,622
Vanguard Mid-Cap Index Fund	348,345 shares	**	7,827,316
Vanguard Prime Cap Fund	290,148 shares	**	20,162,402
Vanguard Inst Index	209,128 shares	**	27,295,344
Dividend Growth Fund	974,220 shares	**	25,660,956
Total mutual and stock funds			633,191,346

Participant loans*	Maturing at various dates; interest rates
	ranging from 5.00% to 10.25%		30,390,956

Coventry Health Care, Inc.*	4,776,825 shares		214,145,065
Total investments			$877,727,367

* Party-in-interest.
** Historical cost has been omitted, as these investments are participant-directed.
See accompanying independent auditors' report.

Coventry Health Care, Inc. Retirement Savings Plan
EIN 52-2073000 Plan #002
Schedule H, Line 4j – Schedule of Reportable Transactions

December 31, 2012

					(h)
					Current
					Value of
		(c)	(d)	(g)	Asset on
(a)	(b)	Purchase	Selling	Cost	Transaction	(i)
Identity of Party Involved	Description of Assets	Price	Price	of Asset	Date	Net Gain

Category (iii)—series of transactions in excess of 5% of plan assets

Coventry Health Care, Inc.	Coventry Health Care, Inc.	$22,465,267	—	$22,465,267	$22,465,267	—
	common stock
Coventry Health Care, Inc.	Coventry Health Care, Inc.	—	$42,416,938	$29,372,432	$42,416,938	$13,044,506
	common stock

There were no category (i), (ii) or (iv) transactions during the Plan year.

Columns (e) and (f) are not applicable.

See accompanying independent auditors' report.